Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS
Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	13055-001

August 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant

Dear Sirs:

Re:	SunVault Energy, Inc. (the “Company”) Form 8-K Filed March 5, 2014 Response submitted May 8, 2014 File No. 333-181040

We are the solicitors for the Company. We apologize for the delay in responding as the writer has been out of the office in recent weeks. We refer to your letter of June 24, 2014 addressed to the Company with your comments on the Company's Form 8-K, filed March 5, 2014. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 8-K filed March 5, 2014

1.
Comment: We note your response to our prior comment. The staff would expect all costs of doing business to be reflected in the statements of operations if the statements comply with GAAP. Further, please refer to the shell company release available on our website at http://www.sec.gov/rules/final/33-8587.pdf which includes the following clarification under Item II. Adopted Rules and Amendments with respect to the source documents to be used to determine which assets are nominal:

"…a clarification that the determination of the company's assets (including cash and cash equivalents) for purposes of the definition must be limited to the amount of assets that would be reflected on the company's balance sheet prepared in accordance with U.S. generally accepted accounting principles on the date of that determination."

Response:

We seek to clarify that the prior response was to highlight the Company’s operations as being more than “nominal”. In addition, not all aspects of a company’s operations have an expense item associated with it that would result in a cost on the company’s financial statements. For example, as is the case for many early stage development companies, management work for little or no salary and do not even accrue such potential expenses, while devoting substantial time and effort to the company’s operations. So while the Company agrees that it does not satisfy the assets aspect of the shell company definition as per the applicable rules, it respectfully submits that as it operations have been more than nominal it does satisfy that aspect of the definition.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

Page | 2	CORPORATE AND SECURITIES LAWYERS

2.	Comment: We note you have not clarified the apparent inconsistency in your disclosures with respect to the accurate presentation of the assets held for sale. Please revise or advise.

Response:

The Company has advised that, to clarify, at December 31, 2013 the audited financial statements reflected $500,000 in assets (reflecting the solar panels) based on their purchase agreement. The Company issued 333,333 shares at $1.50 for these assets.

Subsequent to year end and in the quarter not yet filed, the statements will reflect the second agreement - Premier/Sunvault agreement. The is will indicate both the acquisition and the disposition of the solar panels.

3.	Comment: We continue to believe you should revise the Form 8-K to include the financial statements required as a result of the Transaction.

Response:

The Company anticipates that the required financial statements will be ready and included in an amended Form 8-K within the next two weeks.

In submitting this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

W.L. MACDONALD LAW CORPORATION

By:	/s/ William L. Macdonald
William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.